FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ratner, Brian J.	2. Issuer Name and Ticker or Trading Symbol Forest City Enterprises, Inc. FCE A / FCE B		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Executive Vice President
(Last) (First) (Middle) 50 Public Square, Suite 1100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 3/17/03
(Street) Cleveland, OH 44113		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Class B Common Stock							450	D	See footnote(1)
Class A Common Stock							335,733	I	See footnote(2)
Class A Common Stock	11/20/02		G	350	A	$31.75	148,458	D
Class A Common Stock	12/11/02		G	680	D	$32.875	147,768	D
Class A Common Stock	12/16/02		G	4,545	D	$32.80	143,223	D
Class A Common Stock							1,750	I	See footnote(3)
Class A Common Stock							75,690	I	See footnote(4)
Class B Common Stock	12/31/02		G	47,282.8	D		35,951	I	See footnote(5)
Class B Common Stock							75,690	I	See footnote(6)
Class B Common Stock	12/31/02		G	47,282.88	A		47,282.88	I	See footnote(7)
Class B Common Stock	7/26/02		G	696.65	A	$35.45	10,355	I	See footnote(8)
Class B Common Stock	7/26/02		G	696.65	A	$35.45	10,355	I	See footnote(9)
Class B Common Stock							55,356	I	See footnote(10)
Class B Common Stock							13,290	I	See footnote(11)
Class B Common Stock							3,203	I	See footnote(12)
Class B Common Stock							3,202	I	See footnote(13)
Class B Common Stock							29,196	I	See footnote(14)
Class B Common Stock							17,619	I	See footnote(16)
Class B Common Stock							23,625	I	See footnote(15)
Class A Common Stock							23,400	I	See footnote(17)
Class B Common Stock							57,150	I	See footnote(18)
Class B Common Stock							57,150	I	See footnote(19)
Class B Common Stock							158,895	I	See footnote(20)
Class B Common Stock							111,048	I	See footnote(21)
Class B Common Stock	7/01/02		G	18,584.59	A	$35.45	92,630	I	See footnote(22)
Class B Common Stock	7/01/02		G	18,584.59	A	$35.45	92,630	I	See footnote(23)
Class A Common Stock	11/20/02		G	350	A	$31.75	350	I	See footnote(24)
Class A Common Stock	11/20/02		G	350	A	$31.75	350	I	See footnote(25)
Class A Common Stock							208,065	I	See footnote(26)
Class A Common Stock							208,062	I	See footnote(27)
Class A Common Stock							8,950	I	See footnote(28)
Class A Common Stock	12/16/02		G	4,545	A	$32.80	4,545	I	See footnote(29)
Class A Common Stock	8/01/02		G	315	A	$33.835	30,297	I	See footnote(30)
Class A Common Stock	11/20/02		G	350	A	$31.75	30,297	I	See footnote(30)
Class B Common Stock							1,350	I	See footnote(31)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
1996 Stock Option Grant (right to buy)	$9.583						9/10/98(32)	9/10/06	Class A Common	16,200		16,200	D
1998 Stock Option Grant (right to buy)	$19.00						3/18/00(33)	3/18/08	Class A Common	16,200		16,200	D
1999 Stock Option Grant (right to buy)	$14.917						4/08/01(34)	4/08/09	Class A Common	16,200		16,200	D
2001 Stock Option Grant (right to buy)	$28.533						3/08/03(35)	3/08/11	Class A Common	16,200		16,200	D

Explanation of Responses:

(1) General Partnership interest in RMS, Ltd. partnership a 10% sharelholder.
(2) Brian Ratner Trust dated 1/15/58.
(3) Brian Ratner 2001 Trust dated 11/01/01
(4) Faye Ratner Trust dated 1/01/79 - for the benefit of Brian Ratner.
(5) Brian Ratner Trust - limited partnership interest in FCE Management, L.P. a limited partner of RMS, Ltd.
(6) Faye Ratner Trust - limited partenrship interest in FCE Managemnet, L.P. a limited partner of RMS, Ltd., for the benefit of Brian Ratner.
(7) Brian Ratner 2001 Trust dated 11/01/01.
(8) Albert Ratner 1989 Grandchildren Trust for the benefit of David (son) as a limited partner of FCE Managment, L.P., alimited partner of RMS, Ltd.
(9) Albert Ratner 1989 Grandchildren Trust for the benefit of Emily (daughter) as a limited partner of FCE Managment, L.P., alimited partner of RMS, Ltd.
(10) Held by Emily Ratner (daughter) as a limited partner in RMS, Ltd.
(11) Held by David Ratner (son) as a limited partner in RMS, Ltd.
(12) Brian Ratner 1986 Family Trust, limited partner in FCE Management, L.P. - for the benefit of David (son).
(13) Brian Ratner 1986 Family Trust, limited partner in FCE Management, L.P. - for the benefit of Emily (daughter).
(14) Albert Ratner Family Trust - as a limited partner in RMS, Ltd., Brian Ratner is Trustee (also reported by Deborah Ratner Salzberg).
(15) Tawny Ratner (spouse) as limited partner in RMS, Ltd.
(16) Albert Ranter 1986 Grandchildren's Trust for the benefit of David (son), as limited partner in RMS.
(17) Emily Ratner (daughter) shares held directly by custodian Brian J. Ratner (father).
(18) Brian Ratner 1989 Irrevocable Trust - a limited partnerhsip interest in RMS, Ltd., for the benefit of David (son). Brian Ratner disclaims any beneficial interest.
(19) Brian Ratner 1989 Irrevocable Trust - a limited partnerhsip interest in RMS, Ltd., for the benefit of Emily (daughter). Brian Ratner disclaims any beneficial interest.
(20) Albert B. Ratner 1989 Grand Childrens Trust - a limited partnership interest in RMS, Ltd., for the benefit of David (son). Brian Ratner disclaims any beneficial interest.
(21) Albert B. Ratner 1989 Grand Childrens Trust - a limited partnership interest in RMS, Ltd., for the benefit of Emily (daughter). Brian Ratner disclaims any beneficial interest.
(22) Albert B. Ratner 1999 Revocable Trust - limited partnership interest in FCE Management, L.P., a limited partner of RMS, Ltd., for the benefit of David (son). Brian Ratner disclaims any benefical interest.
(23) Albert B. Ratner 1999 Revocable Trust - limited partnership interest in FCE Management, L.P., a limited partner of RMS, Ltd., for the benefit of Emily (daughter). Brian Ratner disclaims any benefical interest.
(24) Albert B. Ratner 1989 Grand Childrens Trust - for the benefit of David (son). Brian Ratner disclaims any beneficial interest.
(25) Albert B. Ratner 1989 Grand Childrens Trust - for the benefit of Emily (daughter). Brian Ratner disclaims any beneficial interest.
(26) Albert B. Ratner 1986 Remainder Interest Trust - for the benefit of David (son). Brian Ratner disclaims any beneficial interest.
(27) Albert B. Ratner 1986 Remainder Interest Trust - for the benefit of Emily (daughter). Brian Ratner disclaims any beneficial interest.
(28) Brian & Tawny Ratner Philanthropic Fund
(29) Brian Ratner Philanthropic Fund
(30) Ruth Miller Trust - for the benefit of Tawny Ratner spouse.
(31) Tawny Ratner (spouse)
(32) 1996 Stock Option Grant- 25% exercisable on 9/10/98; 25% exercisable on 9/10/99; 50% exercisable on 9/10/2000.
(33) 1998 Stock Option Grant - 25% exercisable on 3/18/00; 33% exercisable on 3/18/01; 42% exercisable on 3/18/02.
(34) 1999 Stock Option Grant - 25% exercisable on 4/08/01; 255 exercisable on 4/08/02; 50% exercisable on 4/08/03.
(35) 2001 Stock Option Grant - 25% exercisable on 3/08/03; 25% exercisable on 3/08/04; 50% exercisable on 3/08/05.

By: /s/ Geralyn M. Presti Geralyn M. Presti, Attorney-in-Fact for Brian J. Ratner **Signature of Reporting Person	3/17/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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SEC FORMS 4 & 5

POWER OF ATTORNEY

The undersigned, designated by the Board of Directors as a Section 16 Company Insider,
hereby constitutes and appoints Robert Gephart, Geralyn M. Presti and Patricia A. Comai,
with full power of substitution and resubstitution, as attorney of the undersigned, their name, place and stead, to sign and file under the Securities Exchange Act of 1934, Section 16
Reporting Forms, and any and all amendments thereto, to be filed with the Securities and
Exchange Commission pertaining to such filing, with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, hereby ratifying and approving the act of said attorney and any such substitute.

EFFECTIVE as of October 25, 2002.

By: /s/ Brian J.Ratner
       Brian J. Ratner